FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Geyer, Stan	2. Issuer Name and Ticker or Trading Symbol Entegris, Inc. (ENTG)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 3500 Lyman Boulevard	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year December 3, 2002
(Street) Chaska, MN 55318		5. If Amendment, Date of Original (Month/Day/Year) November 27, 2002	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	11/27/02		G	V	1,500	D	N/A
Common Stock	11/27/02		G	V	73,500	D	N/A	493,121	D	by trust
Common Stock								15,000	I	by SBCA Charitable Remainder Unitrust(1)
Common Stock	11/27/02		G	V	1,500	D	N/A
Common Stock	11/27/02		G	V	73,500	D	N/A	338,918	I	by family members
Common Stock								400,000	I	by Transend Company, LP(2)
Common Stock								30,925	I	by family foundation
Common Stock	11/27/02		G	V	73,500	A	N/A
Common Stock	11/27/02		G	V	3,000	A	N/A
Common Stock	11/27/02		G	V	73,500	A	N/A	150,000	I	by Transend Company II, LP(3)
Common Stock	11/27/02		G	V	1,500	A	N/A
Common Stock	11/27/02		G	V	1,500	A	N/A
Common Stock	11/27/02		G	V	3,000	D	N/A	0	I	by CHAE Industries, LLC(4)
Common Stock								291,878	I	by ESOP
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option (right to buy)	$ 3.15							(5)	12/11/07	Common Stock	294,574		294,574	D
Stock Option (right to buy)	$3.15							(6)	2/11/08	Common Stock	254,744		254,744	D
Stock Option (right to buy)	$9.63							(7)	9/18/10	Common Stock	30,000		30,000	D
Stock Option (right to buy)	$8.38							(8)	11/26/10	Common Stock	90,000		90,000	D
Stock Option (right to buy)	$ 11.00							(9)	7/11/10	Common Stock	300		300	D
Stock Option (right to buy)	$8.04							(10)	10/15/11	Common Stock	120,000		120,000	D
Stock Option (right to buy)	$ 5.90							(11)	10/15/12	Common Stock	100,000		100,000	D

Explanation of Responses:

(1) Form 4 was amended to add this indirect ownership which was inadvertently not included in Reporting Person's last Form 4.
(2) Transend Company, LP is a grantor retained annuity trust and was formed as a part of a series of transactions for estate planning purposes.
(3) Transend Company II, LP is a grantor retained annuity trust and was formed as a part of a series of transactions for estate planning purposes.
(4) CHAE Industries, LLC was formed as part of a series of transactions for estate planning purposes.
(5) 100% vested
(6) 100% vested
(7) 15,000 shares are exercisable; 7,500 additional shares will become exercisable on each of August 19, 2003 and 2004.
(8) 22,500 shares are exercisable; an additional 22,500 shares will vest on each of November 27, 2002, 2003 and 2004.
(9) 100% vested
(10) 30,000 shares are exercisable; 30,000 additional shares will become exercisable on each of October 15, 2003, 2004 and 2005.
(11) 25,000 shares will become exercisable on each of October 15, 2003, 2004, 2005 and 2006.

By: /s/ Lori Cameron Attorney-in-Fact for Stan Geyer **Signature of Reporting Person	December 3, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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